Filed by Zymeworks Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zymeworks Inc.

Commission File: 001-38068

On July 15, 2022, Zymeworks Inc. made available to investors and the public a pre-recorded webcast presentation. The transcript of the presentation is included below, and the slides used in the presentation are being separately filed pursuant to Rule 425.

Operator:

(Slide 1)

Thank you for standing by, this is the conference operator.

Welcome to Zymeworks’ Delaware Redomicile Webcast. As a reminder, all participants are in listen-only mode and the webcast is being recorded.

I would now like to turn the conference over to Jack Spinks, Head of Investor Relations at Zymeworks. Jack, please go ahead.

Slide 2

Jack Spinks:

Good morning and welcome everyone. Thank you for joining. My name is Jack Spinks, Associate Director of Investor Relations here at Zymeworks. Before I turn the call over to Neil Klompas, our Chief Operating Officer, who will speak to you today about this morning’s announcement of Zymeworks’ plan to become a Delaware domiciled company, I would like to first briefly remind you that during today’s call we will be making forward-looking statements. Forward-looking statements can be identified by words such as “should,” “would,” “will,” “continue,” “may,” “potential,” “initiate,” “look forward to,” “expect,” “believe,” “plan,” “anticipate,” “enable” and similar words. Forward-looking statements are based upon our current expectations and various assumptions and are subject to the usual risks and uncertainties associated with companies in our industry and at our stage of development. In this webcast, forward-looking statements will also include statements about the anticipated benefits of the proposed redomicile, the anticipated timing to complete the redomicile, anticipated tax impacts to Zymeworks and its shareholders, the impact of the proposed redomicile on Zymeworks’ ability to achieve its strategic objectives, anticipated operational expansion in Asia and the EU, and statements about the anticipated development of our business and accomplishment of our strategic priorities. For detailed information about the risks and uncertainties faced by Zymeworks, please refer to the “Risk Factors” section in the registration statement on Form S-4 to be filed by Zymeworks Delaware Inc. with the SEC and on SEDAR, as well as our other SEC filings as found on our website at www..zymeworks.com and as filed with the SEC.

As a reminder, the audio, slides, and transcript from this morning’s event will be available on the Zymeworks website later today as well as on file with the SEC.

I will now turn the call over to Neil Klompas, our Chief Operating Officer.

Slide 3

Neil Klompas:

Thanks, Jack and good morning everyone. Thank you for joining. This morning, Zymeworks announced our intention to change our domicile to Delaware, subject to the receipt of necessary regulatory and shareholder approvals. On today’s call, I would like to take this opportunity to highlight to you, our shareholders, the strategic rationale for the proposed redomicile, as well as some information about the process.

This process is an effort to further increase long-term shareholder value, and we believe by consummating this proposed redomiciling, we will better position the company to grow and create significant value through the implementation of our Key Strategic Priorities, as announced in January of this year. As you will see today, the redomicile is not only compatible with, but we believe is accretive to, our current corporate strategy.

For these reasons, Zymeworks management and our Board of Directors strongly believe that redomiciling to Delaware is in the best interest of our shareholders and a logical next step in our corporate evolution.

Slide 4

We believe the proposed redomiciling will provide multiple benefits to the business.

First, we believe the redomicile will enhance alignment with both our current shareholder base and future investors and, importantly, allow for the potential expansion of our U.S. institutional investor base. The majority of our current shareholders are located in the United States, which is also a significant source of potential future institutional investment. Currently, as a British Columbia corporation, some U.S. institutional investors and certain state-level investment vehicles are prohibited from investing in our common shares, or the size of such investments are limited or capped. Similarly, in some cases the limited understanding of British Columbian corporate law by such entities may create a barrier to investment. By redomiciling, we would potentially expand our institutional investor base and would be governed by Delaware corporate law; thereby, providing further opportunities to increase the value of Zymeworks’ common shares and further alignment with the majority of our shareholder base.

Second, we believe redomiciling will allow the expansion of our current passive investment base. By redomiciling as a Delaware corporation, we may be eligible for inclusion in leading indices, such as select Russell and S&P indexes, which could increase demand for our common shares through passive investment by those index linked funds.

Third, we believe that redomiciling will reduce complexities related to our future operations. For example, given the United States will be a key geography for commercialization, and that a significant portion of potential partners are located in the United States, redomiciling would potentially allow for increased ease of commercialization, partnering, and monetization of zanidatamab and future clinical candidates, if approved. The proposed redomicile also potentially reduces cross-border legal, regulatory, and tax complexities associated with such efforts; therefore, providing the potential to reduce overall administrative costs and improving our ability to successfully partner and commercialize our therapeutic candidates and platforms.

Fourth, Delaware law provides Boards with additional tools for negotiating with potential acquirors, which may assist the board in seeking to maximize value to shareholders from any proposed future strategic transactions.

Finally, it’s important to highlight what will NOT change as a result of this proposed redomicile. Zymeworks will not change its name, its brand, or its ticker symbol and we will not be moving operations or employees away from Vancouver or Seattle. While Zymeworks would be incorporated in the state of Delaware, Vancouver will remain an important hub for our employees and operations, and we expect no significant change to employees currently working in Canada. Since being founded in 2003, Vancouver has been an important part of who we are as a company and will remain so following the redomicile. However, we believe that redomiciling, overall, will benefit our employees and shareholders alike and will not restrict our ability to continue accessing important medical, scientific, or technical talent and expertise from important markets. In addition, we are also in the early stages of expanding our operations to Europe and Asia to ensure operational execution on global activities. These planned operations in EU and Asia will not be affected by the proposed redomicile.

Slide 5

I’d now like to turn to the expected process to effect the proposed redomiciling. Today, Zymeworks’ wholly-owned subsidiary, Zymeworks Delaware Inc., plans to file a preliminary proxy statement / prospectus on form S-4 with the United States Securities and Exchange Commission, for the purpose of registering the issuance of securities of the new US parent company. This document, which the SEC has not yet declared effective, describes a process through which Zymeworks will conduct a share exchange. Pursuant to this share exchange, each common share of the current Canadian entity will be exchanged for either a share of common stock of Zymeworks Delaware Inc. or, for eligible Canadian shareholders who so elect and subject to an overall cap, an exchangeable share of a newly formed subsidiary of the Delaware entity, which would be exchangeable for a share of common stock of Zymeworks Delaware Inc. at the time of their choosing. Eligible Canadian shareholders may also elect to receive a mix of shares of Delaware common stock and exchangeable shares.

The proposed redomiciling has been designed to make the transaction as tax efficient as possible, for both Zymeworks and our shareholders. With the help of professional advisors, and based on current operating assumptions, we do not anticipate Zymeworks will incur corporate-level Canadian or U.S. federal income tax resulting from the planned redomicile. We also believe that this redomicile transaction would generally not create a taxable event for our U.S. based shareholders. For our Canadian shareholders who elect to participate in the exchangeable shares, we expect that they will be able to elect to defer all or part of any Canadian capital gain tax that would otherwise arise on the exchange of their common shares. Additionally, certain Canadian shareholders may be able to benefit from recognizing Canadian capital losses on the exchanged shares. However, we strongly encourage you to contact and discuss your personal tax situation with your tax advisors and to consult the information found in the preliminary proxy statement / prospectus on form S-4 to be filed with the SEC by Zymeworks Delaware Inc.

I think it’s worth highlighting here that the exchangeable share structure as outlined today, and the overall mechanism for effecting the redomicile to Delaware, is a well-known and established administrative process that has been successfully used by other Canadian companies to redomicile to US jurisdictions. This structure helps minimize the overall tax exposure to our shareholders, and, as we noted earlier, we’re privileged to have received advice on this process by seasoned legal and tax advisors on both sides of the border.

Furthermore, under the Business Corporations Act of British Columbia, the process we are proposing will require a special meeting of Zymeworks’ securityholders to approve the share exchange and redomicile to the U.S. This will require the approval of two-thirds of votes cast at the special meeting as well as approvals by the New York Stock Exchange and relevant Canadian courts of law.

Upon receipt of an interim order from the Court and upon the S-4 becoming effective, we will mail you a proxy statement/prospectus and call for a shareholder meeting. Exactly when this meeting will take place is uncertain at this time, and will largely depend on the SEC’s review process for the S-4; however, we hope that it will occur within the next few months and that we can count on your support for the transaction at that time. Completion of the redomicile is expected to occur in the fourth quarter of 2022, pending an affirmative shareholder vote and relevant court and regulatory approvals.

Slide 5

Everything described today, while largely administrative in nature, is part of a process begun in January of this year to rebuild Zymeworks with the goal of resetting, focusing and building a leading biopharmaceutical company around a renewed organization. Ultimately, everyone at Zymeworks is working towards creating sustainable, long-term value for our shareholders and an exciting and expanding pipeline of product candidates with the potential to make a significant difference for patients around the world with difficult-to-treat cancers.

We have been making great progress towards these goals to-date on our way to fully realizing our Key Strategic Priorities…

•	We have… Reduced our operating costs and improved our financial position through a capital raise and a continued focus on identifying efficiencies and reducing our expenses and operating costs,

•	We have… Continued to aggressively pursue and make progress towards new partnerships and collaborations and other non-dilutive sources of financing,

•	We have… Fully recruited our HERIZON-BTC-01 pivotal trial in second-line HER2 amplified biliary tract cancer ahead of target,

•	We have presented promising data for zanidatamab in GEA and Breast cancer at ASCO with additional exciting data for zanidatamab, ZW49, and our early R&D programs to be presented later this year,

•	And we continue to work every day towards accomplishing the remainder of our Key Strategic Priorities as we laid out earlier this year.

We believe that all of these steps are pivotal to accomplishing our goals and believe that redomiciling into Delaware, as proposed today, is a natural next step in the direction of building a better Zymeworks and enhancing long-term shareholder value.

With that, I’d like to thank everyone who listened in on this call for their time, and, importantly, everyone behind the scenes who has worked tirelessly to bring us to this point. I look forward to providing subsequent updates in the future. Thank you.

Operator:

This concludes today’s conference call. You may disconnect your lines. Thank you for participating and have a pleasant day.

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed change of domicile to Delaware (the “Redomicile”), Zymeworks will cause its subsidiary Zymeworks Delaware Inc., a Delaware corporation (“New Zymeworks”), to file a registration statement on Form S-4, which will include New Zymeworks’ preliminary prospectus as well as Zymeworks’ preliminary proxy statement (the “Preliminary Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and the appropriate Canadian securities regulatory authorities. Zymeworks plans to mail the definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) to its shareholders and holders of its warrants and outstanding equity awards in connection with the proposed Redomicile. INVESTORS AND SECURITYHOLDERS OF ZYMEWORKS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND DEFINITIVE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZYMEWORKS, NEW ZYMEWORKS, THE REDOMICILE, AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Zymeworks or New Zymeworks through the website maintained by the SEC at www..sec.gov (“EDGAR”). Investors and securityholders will also be able to obtain free copies of the Definitive Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Zymeworks, through the website maintained by the Canadian Securities Administrators at www..sedar.com (“SEDAR”). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Zymeworks’ website at www..zymeworks.com or by contacting Zymeworks’ corporate secretary.

Participants in the Solicitation

Zymeworks and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed Redomicile. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Zymeworks in connection with the proposed Redomicile, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Preliminary Proxy Statement/Prospectus and Definitive Proxy Statement/Prospectus described above when they are filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Zymeworks’ directors and executive officers is also included in Zymeworks’ Amendment No. 1 to the Annual Report on Form 10-K/A, which was filed with the SEC and Canadian securities regulatory authorities on May 2, 2022. This document is available free of charge as described above.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” or information within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include, but are not limited to, statements that relate to the timing and completion of the Redomicile; expected benefits of the Redomicile; opportunities to enhance long-term value for shareholders as a U.S. corporation; opportunities to expand the institutional investor base; eligibility for inclusion in certain leading indices ability to commercialize zanidatamab in the United States; and other information that is not historical information. When used herein, words such as “intention”, “subject to”, believes”, “propose”, “will”, “future”, “may”, “anticipates”, “pending”, “plans”, “potential”, and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation: the impact of the COVID-19 pandemic on Zymeworks’ business, research and clinical development plans and timelines and results of operations, including impact on its clinical trial sites, collaborators, and contractors who act for or on Zymeworks’ behalf, may be more severe and more prolonged than currently anticipated; the ability to receive, in a timely manner and on satisfactory terms, the required securityholder, stock exchange and court approvals; the anticipated last day of trading Zymeworks common shares on the NYSE and the anticipated trading of shares of common stock of New Zymeworks following the completion of the Redomicile; and assumptions in corporate guidance. Risks and uncertainties include, but are not limited to: the anticipated benefits of the Redomicile may not be achieved; the receipt of securityholder, stock exchange and court approvals and satisfaction of other conditions in connection with the Redomicile may not be obtained; the anticipated tax consequences and impact of the Redomicile to Zymeworks shareholders, Zymeworks and New Zymeworks may not materialize; risks relating to New Zymeworks following the Redomicile, including triggering provisions in certain agreements that require consent or may result in termination; publicity resulting from the Redomicile and impacts to the company’s business and share price; the benefits of being a U.S. corporation on efforts to commercialize zanidatamab may not be realized; changes in or interpretation of laws or regulations may prevent the realization of anticipated benefits from the Redomicile; risks associated with existing or potential lawsuits and regulatory actions; the impact of disputes arising with partners; and other risks and uncertainties as described in the Preliminary Proxy Statement/Prospectus (when available), the Definitive Proxy Statement/Prospectus (when available), Zymeworks’ Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q and as described from time to time in Zymeworks’ other periodic filings as filed on SEDAR and EDGAR.

Although Zymeworks believes that such forward-looking Statements are reasonable, there can be no assurance they will prove to be correct. Investors should not place undue reliance on forward-looking statements. The above assumptions, risks and uncertainties are not exhaustive. Forward-looking statements are made as of the date hereof and, except as may be required by law, Zymeworks undertakes no obligation to update, republish, or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events.